UHLMANN PRICE SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Uhlmann Price Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

303 W. Madison Street, Suite 1700
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Baer	312-264-4402	jbaer@upsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd.	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

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OATH OR AFFIRMATION

I, __James Baer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Uhlmann Price Securities, LLC_____, as of __December 31_____, 2_021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE NOTARY
ATTACHMENT
INT

Signature: _____

Title:
President

_____
Notary Public

This filing contains (check all applicable boxes):**

- [✓] (a) Statement of financial condition.
- [✓] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [✓] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [✓] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA   }

COUNTY OF Riverside   }

Subscribed and sworn to (or affirmed) before me on this __16__ day of __March__ , __2022__
                                          Date   Month   Year

by __James Baer__

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____
            Signature of Notary Public



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Title or Type of Document: Oath or Affirmation.

Document Date:_____

Number of Pages:_____

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UHLMANN PRICE SECURITIES, L.L.C.

TABLE OF CONTENTS



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Uhlmann Price Securities, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Uhlmann Price Securities, L.L.C. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Uhlmann Price Securities, L.L.C.'s auditor since 2010.

Denver, Colorado
March 11, 2022



UHLMANN PRICE SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash and cash equivalents	$	608,859
Deposit with clearing broker		75,000
Receivables:		
Commissions		323,038
Due from employees and affiliates (Note 3)		47,731
Other		252
Furniture and equipment, at cost, net of accumulated depreciation		
of $82,525		2,144
Operating lease-right of use assets (Note 3)		237,276
Other assets		115,502
		$ 1,409,802

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	76,061
Operating lease liabilities (Note 3)		252,553
Deferred Income		194,445
Commissions and salaries payable		254,309
Due to employees (Note 3)		10,872
Total liabilities		788,240

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

MEMBER'S EQUITY (Note 2)		621,562
		$ 1,409,802

The accompanying notes are an integral part of this statement.

4

NOTE 1 -ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Uhlmann Price Securities, L.L.C. (the "Company") a limited liability company, was organized in the State of Illinois on February 19, 1997 and operates as a securities broker-dealer. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company earns revenues from the sale of securities and acts as a selling agent for public and private commodity pools.

Effective December 31, 2017, UPS Holdings, L.L.C. (UPSH), a limited liability company purchased 100% of the membership interests in the Company from Price Holdings, Inc., the Company's sole owner. Effective January 1, 2018, UPSH sold a 1% interest in the Company to JBAK Holdings L.L.C. (JBAK). The principals of UPSH and JBAK are James Baer and Alan Konn, both of whom are officers of the Company.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

UHLMANN PRICE SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and commission revenue and expense are recorded on a trade date basis. Commission revenue earned on the sale of public commodity pools, interest and dividend income are recognized on the accrual method.

The Company has evaluated FASB Accounting Standards Update 2014-09—Revenue from Contracts with Customers (Topic 606)—effective for fiscal years beginning after December 15, 2017—and has updated its revenue recognition policies accordingly. Implementation of the new standard did not materially affect the Company.

Effective March 1, 2020, the Company renegotiated a new 36-month clearing agreement with RBC Clearing Services, its clearing broker. As part of the new agreement, the Company was given a $500,000 incentive credit made as an advance payment. The agreement includes a penalty for early termination, based on the number of month lefts on the agreement at the time of termination. Accordingly, the Company is recognizing the incentive credit as income ratably over the 36-month term. The amount of income recognized in 2021 was $166,667.

Depreciation and Amortization

Furniture and computer equipment are recorded at cost and the Company provides for depreciation of furniture and computer equipment on a straight-line method based on the estimated useful lives of the assets or the lease term for finance leases.

Income Taxes

The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's members are required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

NOTE 2 -NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had net capital and net capital requirements of $$390,958 and $50,000, respectively.

The Company's net capital ratio (aggregate indebtedness to net capital) was .91 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company adopted the new guidance for leases under FASB Accounting Standards Update 2016-02, Leases (Topic 842) prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liability is shown as finance lease payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

The Company has both operating leases and finance leases for office space and office and computer equipment. These leases have remaining terms up to eleven months and do not contain options to either extend or terminate the leases.

.

NOTE 3 -COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

The components of lease expense for the year ended December 31, 2021 were as follows:

Operating lease costs:	
Amortization of right-of-use assets	$ 248,771
Interest on operating lease liabilities	7,877
Total operating lease costs	$ 256,648
Finance Lease Costs	
Interest on Finance Leases	$ 612

Supplemental Statement of Financial Condition at December 31, 2021, relating to leases was as follows:

Operating Leases:	
Right of use assets	$ 988,229
Accumulated amortization	750,953
Right of use assets, net	$ 237,276
Operating lease liabilities	$ 252,553
Finance Leases:	
Property and equipment, at cost	$ 32,513
Accumulated depreciation	32,513
Property and equipment, net	$ -
Weighted Average Remaining Lease Term	
Operating leases	.93 years
Weighted Average Discount	
Operating leases	1.99%

NOTE 3 -COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

Maturities of lease liabilities at December 31, 2021, were as follows:

| | Operating |
Year	Leases
2022	254,934
Total lease payments	254,934
Less amount representing interest	(2,381)
	$ 252,553

For the year ended December 31, 2021, the Company maintained month-to-month subleases for office space both with an affiliated entity and with several unrelated parties. The Company earned approximately $18,000 in rental income from the related party sub-lease and $24,000 in rental income from the other sub-leases. These amounts are included in occupancy and equipment costs on the statement of operations.

The Company had payables to officers of the Company in the amount of $10,872 and receivables from affiliated entities in the amount of $10,338 at December 31, 2021. In addition, at December 31, 2021, the Company had receivables from officers and employees of the Company in the amount of 37,393 for expenses paid on their behalf.

The Company earns commissions and fees from the sale of interests in affiliated commodity pools and alternative investments. For the year ended December 31, 2021, the Company earned approximately $63,381 in commissions and fees from these affiliated commodity pools and alternative investments, and at December 31, 2021, had a receivable from these commodity pools and alternative investments of $3,518.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, receivables, accounts payable and accrued expenses, commissions and salaries payable and due to affiliates and employees are carried at amounts that approximate fair value due to the short-term nature of the instruments.

NOTE 4 -FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)

The Company also maintains its cash balances at Northern Trust, which at times may exceed federally insured limits. As of December 31, 2021, the Company had $108,859 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company has been named as a defendant in a class action suit along with 70 other brokers as a selling agent for an investment product that sustained a decrease in value. Claims from individual investors have also been filed related to the same investment, several of which are outstanding at December 31, 2021. Although the outcome is uncertain at this time, the Company strongly disputes the claims. Any potential financial exposure under both the class action suit and the individual claims are expected to be limited to the Company's insurance deductible.

The extent of the impact of coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially adversely affected.

NOTE 5- GLOBAL PANDEMIC AND PAYROLL PROTECTION LOAN

In April 2020, the Company received loan proceeds in the amount of $222,808 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided for loans to qualifying businesses for amounts up to 2.5 times of average monthly payroll expenses. The PPP loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes including payroll, rent and utilities during the twenty-four-week period beginning with the loan funding date ("Covered Period"). The amount of loan forgiveness may be reduced if the borrower terminates employees or reduces salaries during the Covered Period.

The PPP Loan is evidenced by a promissory note, dated as of April 14, 2020 (the "Note"), between the Company, as Borrower, and BMO Harris Bank as Lender (the "Lender"). The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance. No payments of principal or interest are due during the ten-month period beginning with the end of the Covered Period. The Company used the entire loan amount for qualifying expenses. The Company applied for forgiveness with the Lender and received full loan forgiveness of $222,808 from the Small Business Administration (SBA) on June 18, 2021. The amount of loan forgiveness is presented as other income on the statement of operations.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.